Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

August 27, 2021

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Amanda Kim
Craig Wilson
Jan Woo

Re:	Toast, Inc.
Registration Statement on Form S-1
File No. 333-259104

Ladies and Gentlemen:

On behalf of our client, Toast, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-259104) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Prior to the completion of the Company’s initial public offering (the “IPO”), the Company intends to file an amended and restated certificate of incorporation that will effect the reclassification of its existing common stock into Class B common stock (the “Reclassification”) and create Class A common stock, which will be the listed class, and all information presented in this supplemental letter has been adjusted to reflect such Reclassification as if it had already occurred prior to the date hereof.

Securities and Exchange Commission August 27, 2021 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC

The Company supplementally advises the Staff that it currently estimates a preliminary price range for the IPO of $[****]1 to $[****]2 per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[****]3 per share (the “Preliminary Midpoint Price”). The Preliminary Price Range was based in part on discussions that took place on August 26, 2021, between the Company and representatives of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters (the “Lead Underwriters”) for the IPO.

The Company further advises the Staff that it expects that the indicative price range to be included in the preliminary prospectus will be a narrower range that will be within the Preliminary Price Range, and that the actual indicative price range to be included in the preliminary prospectus will not be determined until shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the IPO and will be based on market and other conditions at that time. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the grants of stock options and restricted stock units made by the Company’s board of directors (the “Board”) or compensation committee of the Board for fiscal 2020 through the date of this letter.

Equity Award Issuances by the Company in Fiscal 2020 and through IPO

Information regarding grants of stock options and restricted stock units to the Company’s directors, employees, contractors and consultants in the preceding twelve months is summarized in the following tables:

Stock Options

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Common Stock Fair Value for Financial Reporting Purposes
April 6, 2020	1,122,100	$11.05	$11.05
April 21, 2020	2,750,150	$11.05	$11.05
September 4, 2020	343,313	$12.08	$12.08
December 20, 2020	647,980	$49.02	$49.02
February 15, 2021	568,000	$76.32	$76.32
February 22,2021	109,950	$76.32	$76.32
March 22, 2021	872,500	$76.32	$76.32
April 28, 2021	151,950	$104.72	$104.72
June 2, 2021	101,250	$104.72	$104.72
July 28, 2021	157,250	$130.46	$130.46

[1]	[****]–Confidential Treatment Requested by Toast, Inc.
[2]	[****]–Confidential Treatment Requested by Toast, Inc.
[3]	[****]–Confidential Treatment Requested by Toast, Inc.

Securities and Exchange Commission August 27, 2021 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC

Restricted Stock Units

Grant Date	Restricted Stock Units	Per Share Fair Value Of Shares Of Common Stock On Grant
February 15, 2021	32,586	$76.32
February 22, 2021	4,586	$76.32
March 22, 2021	513,155	$76.32
April 28, 2021	178,885	$104.72
June 2, 2021	280,600	$104.72
July 28, 2021	448,350	$130.46
August 9, 2021	400,250	$130.46
August 13, 2021	284,205	$130.46

As described in the section titled Fair Value of Common Stock on page 126 of the Registration Statement, the fair value of the Company’s common stock has historically been determined by the Board. Prior to November 2020, the Company’s equity value was determined at various dates using either (i) a “backsolve” approach that combined equity valuation and equity allocation into a single step, when appropriate recent financing rounds or transactions involving the Company’s equity securities were available, or (ii) the income approach, utilizing a discounted cash flow (“DCF”) method. Under the “backsolve” approach, where recent financing rounds or transactions involving the Company’s equity securities were available, the option pricing method (“OPM”) was used to determine the equity value for the Company that resulted in the per share value of the relevant class of the Company’s capital stock being equal to the relevant transaction price. Under the DCF approach, the Company’s enterprise value was first calculated as the sum of two components: (1) the present value of the Company’s projected cash flows over the discrete projection period and (2) the terminal value, estimated with an exit multiple based on consideration of comparable public company revenue multiples. The equity value was then derived by adding cash and subtracting interest-bearing debt from enterprise value. In either case, the OPM was used to allocate the equity value to each class of the Company’s capital stock. The OPM treats shares of common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the shares of common stock have value only if the funds available for distribution to shareholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.

In November 2020, February 2021, March 2021, and June 2021, the Company’s equity value was calculated using a hybrid method, consisting of one or two probability-weighted expected return method (“PWERM”) scenarios, and a scenario utilizing a DCF approach to estimate equity value and the OPM to allocate the equity value among the Company’s various equity and equity-linked securities, as further described below.

Summary of Valuation Reports

March 31, 2020

The Company determined the fair value of its common stock to be $11.05 per share as of March 31, 2020 using the “backsolve” approach in which the OPM was used to derive a total equity value of the Company that was

Securities and Exchange Commission August 27, 2021 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC

consistent with the Company’s issuance of its Series F Preferred Stock, which was completed on February 14, 2020. As of the March 31, 2020 valuation date, the anticipated timing a potential liquidity event was estimated to be 3.50 years from such valuation date. The estimated time to liquidity is used as an input to the OPM. The equity value was then adjusted to reflect the significant impact of the COVID-19 pandemic both on the broader market and on the restaurant industry and selected guideline public companies in particular during the period from February 14, 2020 to March 31, 2021 to derive a total enterprise value of approximately $1.5 billion and a total equity value of approximately $2.0 billion.

Specifically, to calibrate the change in the Company’s equity value from the closing of the Company’s Series F Preferred Stock financing on February 14, 2020 – prior to the onset of the COVID-19 pandemic (at which time the Company was estimated to have an implied post-money equity value of approximately $4.9 billion) to the valuation date of March 31, 2020, various Company-specific and market-based factors were considered. One such factor, among others, was that the Company’s customer base is mostly comprised of restaurants and food service establishments, which at that time were severely impacted by the COVID-19 pandemic. As a result of state-mandated decisions to shutter in-store dining in March 2020, weekly same-store restaurant sales nationwide plummeted nearly 75% virtually overnight. This had a direct impact on the Company’s financial performance, as the Company experienced a sudden decline in GPV due to the COVID-19 pandemic, particularly in the second half of March 2020. In response to the challenging industry conditions, the Company implemented a number of cost-cutting measures, including reductions in its workforce and discretionary spending. In addition, these events resulted in a decline in broader market indices by more than 20%, a decline over 50% in the Russell 2000 Restaurants Index and a decline by approximately 30% in the enterprise values of various guideline public companies considered for purposes of the valuation. Accordingly, the March 31, 2020 valuation reflected these sudden declines.

After the total equity value of the Company was derived, the OPM was used to determine the equity value allocated to the Company’s common stock. The Company also applied a discount for lack of marketability, or DLOM, of 30%.

June 30, 2020

As of June 30, 2020, the Company determined the fair value of the Company’s common stock to be $12.08 per share, based on using an income approach (a DCF method) to establish the Company’s overall enterprise value and equity value of approximately $1.8 billion, and $2.4 billion, respectively. The OPM was used to allocate this equity value among the Company’s various equity and equity-linked securities. As of the June 30, 2020 valuation date, the anticipated timing of a liquidity event was estimated to be 3.25 years from such valuation date. The Company also applied a discount for lack of marketability, or DLOM, of 30%. The increase in the estimated per share fair value of the Company’s common stock between March 31, 2020 and June 30, 2020 reflected both Company-specific and market-based factors. For example, by the June 30, 2020 valuation date, the Company had begun to see a slight rebound in its operational and financial performance, including with respect to GPV, as compared to late March 2020. The Company also accelerated a number of planned product launches and began to introduce new product lines, in particular to facilitate off-premise dining and digital ordering, although these efforts remained in the early stages and at such time it remained unclear whether such efforts would be successful. Additionally, in June 2020, the Company issued $200 million in convertible notes, signaling strengthened investor confidence.

The Board or a committee thereof relied, in part, on the results of the June 30, 2020 valuation in its determination of the fair market value of $12.08 per share as of September 4, 2020 when it granted options for the purchase of 343,313 shares to employees. Between June 30, 2020 and September 4, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. The Company’s business and the restaurant industry at large continued to be materially impacted by the COVID-19 pandemic, and while the operational and financial performance of the Company had demonstrated a slight rebound as compared to the onset of the pandemic in March 2020, there remained significant uncertainty regarding the impact of the COVID-19 pandemic on the Company’s prospects, including in terms of magnitude and duration. Additionally, the Company

Securities and Exchange Commission August 27, 2021 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC

continued its efforts to provide customers with new products to facilitate off-premise and digital ordering, and while early indications were promising that that these efforts would prove successful, the Company could not yet draw meaningful conclusions from the short measurement period during which customers had the ability to adopt and utilize these products.

November 11, 2020

The Company determined the fair value of its common stock to be $49.02 per share as of November 11, 2020. In October 2020, the Company facilitated the launch of a third-party tender offer whereby certain new institutional investors offered to purchase shares of the Company’s outstanding common stock and common stock issuable upon exercise of vested options from certain of the Company’s existing securityholders for $75.00 per share in cash. The tender offer closed in November 2020. Following the tender offer, as of November 11, 2020, the Company had begun to consider a potential public offering of its stock, either through an IPO or a merger with a special purpose acquisition company (“de-SPAC”), given the then-robust stock market and favorable terms for raising growth capital. These considerations and events, including the favorable pricing terms of the tender offer and improved business performance since the start of the COVID-19 pandemic, led the Company to accelerate the anticipated timing of a potential IPO, de-SPAC, or other liquidity event and change its valuation and allocation methodologies to accommodate these potential outcomes, which resulted in a material shift in the perceived value of the Company’s equity.

The value of the Company’s common stock as of November 11, 2020 was determined using a hybrid method. The hybrid method, which employed a combination of the PWERM and the OPM, involved the consideration of multiple scenarios: (i) an IPO scenario, (ii) a de-SPAC transaction scenario, and (iii) a longer-term liquidity scenario in which the Company continued to operate privately for a longer period and a liquidity event did not occur until a later point in time. In each of the IPO and de-SPAC scenarios, the Company’s pre-money equity valuation was estimated at $11.5 billion, based on public company trading multiples of various guideline public companies, and consideration was given to recent secondary stock transactions, including the tender offer. The total equity value was then allocated among the various classes of the Company’s capital stock on an as-if converted basis, following the terms of the Company’s certificate of incorporation.

In the longer-term liquidity scenario, the Company’s enterprise value was estimated using the income approach (a DCF method), and the Company’s equity value was then estimated at approximately $4.0 billion. The OPM was then used to allocate the total equity value among the various classes of the Company’s capital stock.

The difference between the equity value in the IPO and de-SPAC scenarios, on the one hand, and the longer-term liquidity scenario, on the other, is reflective of the discrete outcomes facing the Company. The IPO and de-SPAC scenarios reflected current trading multiples of companies deemed comparable to the Company in certain respects, placed more emphasis on the recent secondary stock transactions, including the tender offer, and assumed the Company’s operations and prospects would be sufficiently favorable to position it to consummate a successful near-term liquidity event. In contrast, the longer-term liquidity scenario assumed that the Company would not be in a position to consummate a near-term liquidity event and placed less emphasis on the recent secondary stock transactions, including the tender offer, and the OPM attempts to capture a full distribution of liquidity outcomes facing the Company, including the potential for liquidity outcomes where valuations are lower or significantly lower than current valuations. As of the November 11, 2020 valuation date, the anticipated timing of the potential IPO and de-SPAC transactions was assumed to be 0.9 years from such valuation date, whereas the anticipated timing of an alternative liquidity event, should the IPO or de-SPAC transactions not occur, was assumed to be 2.85 years from such valuation date. The probability assigned to an IPO and de-SPAC transactions were 25% each, whereas the probability assigned to a longer-term liquidity event scenario was 50%. The Company applied a DLOM of 12.5% to the value derived from the IPO and de-SPAC scenarios and a DLOM of 30% to the value derived from the alternative liquidity scenario.

Securities and Exchange Commission August 27, 2021 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC

The increase in the per share fair value of the Company’s common stock between June 30, 2020 and November 11, 2020 was primarily driven by the change in valuation methodology to reflect the Company’s accelerated timing to a potential liquidity event, driven by the improved prospects for the restaurant industry and the Company’s business, and consideration of the pricing terms of the November 2020 tender offer. In addition, the increase in valuation implied by the recent third-party tender offer was a significant factor contributing to the increase in value under the IPO scenario. Moreover, during this period, the Company saw increased demand for the Toast platform, which was in line with broader recovery trends in the restaurant industry. This drove improvements in key business metrics such as GPV, which grew year-over-year from the third quarter of 2019 to the third quarter of 2020 and from the start of the COVID-19 pandemic in the first quarter of 2020 to the fourth quarter of 2020. Additionally, the pace at which new products were adopted by customers as well as the continued ability to add new customers to the Toast platform further demonstrated the Company’s ability to maintain strong growth in a pandemic environment, improved its financial prospects for future periods and increased the Company’s confidence that it may be feasible to achieve a near-term liquidity event.

The Board or a committee thereof relied, in part, on the results of the November 11, 2020 valuation in its determination of the fair market value of $49.02 per share as of December 20, 2020 when it granted options for the purchase of 647,980 shares to employees. Between November 11, 2020 and December 20, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business, the restaurant industry as a whole, or other relevant factors that would impact the determination of the fair market value of the Company’s common stock. Additionally, as of December 20, 2020, the Company anticipated that the performance of its business would be negatively impacted in the first quarter of 2021 as a result of the second wave of the COVID-19 pandemic at such time, which resulted in the reinstatement of certain state-mandated decisions to shutter in-store dining and institution of other shelter-in-place restrictions. As a result, the Board determined that the fair market value of the Company’s common stock remained at $49.02 per share from November 11, 2020 to the December 20, 2020 grant date.

February 1, 2021

As of February 1, 2021, the Company was continuing its pursuit of a potential IPO. In particular, the Company had engaged prospective underwriters to assist in this process and had begun preparing for an organizational meeting. In addition, from January 25, 2021 to February 15, 2021, existing holders of the Company’s common stock and preferred stock engaged in various secondary transactions and sold, or expected to sell by February 25, 2021, 951,002 shares of common stock and preferred stock to institutional buyers with a weighted common stock sale price of $113.28. The pricing of these secondary transactions was considered in estimating the Company’s overall equity value in an IPO scenario.

The Company determined the fair value of its common stock to be $76.32 per share as of February 1, 2021, using a hybrid method, which employed a combination of the PWERM and the OPM. Two scenarios were considered (i) an IPO scenario and (ii) a longer-term liquidity scenario in which the IPO did not materialize. In the IPO scenario, the Company’s pre-money equity valuation was estimated at $15.5 billion, based on public company trading multiples of various guideline public companies, and this equity value was then allocated among the various classes of the Company’s capital stock on an as-if converted basis, following the terms of the Company’s certificate of incorporation. In the longer-term liquidity scenario, the income approach (a DCF method) was used to estimate the Company’s overall equity value at approximately $5.0 billion, and this equity value was allocated among the various classes of the Company’s capital stock using the OPM. The assumed timing of the anticipated IPO was reduced to 0.7 years from the valuation date, and the assumed timing of an alternative liquidity event, should the IPO not occur, was reduced to 2.63 years from the valuation date. The probability assigned to the IPO scenario was increased to 55%, whereas the probability assigned to the longer-term liquidity event scenario was reduced to 45%. The Company applied a DLOM of 10% to the value derived from the IPO scenario and a DLOM of 27.5% to the value derived from the longer-term liquidity scenario. In summary, the increase in the estimated per share fair value of the Company’s common stock between November 11, 2020 and February 1, 2021 was primarily driven by (1) the increase in the

Securities and Exchange Commission August 27, 2021 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC

probability applied to the IPO scenario due to underwriter selection meetings, the scheduling of an organizational kickoff meeting and continued confidence by the Company that the market and business environment, and the Company’s performance, would make a successful IPO in the near term feasible, (2) consideration of the pricing of recent secondary transactions, (3) the decrease in estimated time to an IPO or alternative liquidity event, (4) the continued growth reflected in the Company’s key business metrics, including GPV and ARR, and (5) an increase in the enterprise values and related valuation multiples of guideline public companies over the period.

The Board or a committee thereof relied, in part, on the results of the February 1, 2021 valuation in its determination of the fair market value of $76.32 per share as of February 15, 2021, February 22, 2021, and March 22, 2021, respectively, when it granted: (1) options for the purchase of 568,000 shares and 32,586 restricted stock units on February 15, 2021, (2) options for the purchase of 109,950 shares and 4,586 restricted stock units on February 22, 2021, and (3) options for the purchase of 872,500 shares and 513,155 restricted stock units on March 22, 2021. Between February 1, 2021 and March 22, 2021, the Company continued to operate its business in the ordinary course and there were no significant developments in its business, the restaurant industry as a whole, or other relevant factors that would impact the determination of the fair market value of the Company’s common stock. As a result, the Board determined that the fair market value of the Company’s common stock remained at $76.32 per share from February 1, 2021 to each of the February 15, 2021, February 22, 2021, and March 22, 2021 grant dates, respectively.

March 31, 2021

As of March 31, 2021, the Company was continuing its pursuit of a potential IPO. In addition, from March 12, 2021 to April 21, 2021, existing holders of the Company’s common stock and preferred stock engaged in various secondary transactions and sold, or expected to sell by May 13, 2021, 1,085,737 shares of common stock and preferred stock to institutional buyers with a weighted average price for its common stock of $143.05. The pricing of these secondary transactions was considered in estimating the Company’s overall equity value in the IPO scenario.

The Company determined the fair value of its common stock to be $104.72 as of March 31, 2021, using a hybrid method, which employed a combination of the PWERM and the OPM. Two scenarios were considered (i) an IPO scenario and (ii) a longer-term liquidity scenario in which the IPO did not materialize. In the IPO scenario, the Company’s pre-money equity valuation was estimated at $19.2 billion, based on public company trading multiples of various guideline public companies, and this equity value was then allocated among the various classes of the Company’s capital stock on an as-if converted basis, following the terms of the Company’s certificate of incorporation. In the longer-term liquidity scenario, the income approach (a DCF method) was used to estimate the Company’s overall equity value at approximately $5.2 billion, and this equity value was allocated among the various classes of the Company’s capital stock using the OPM. The assumed timing of the anticipated IPO was reduced to 0.5 years from the valuation date, and the assumed timing of a longer-term liquidity event, should the IPO not occur, was reduced to 2.47 years from the valuation date. The probability assigned to the IPO scenario was increased to 65%, whereas the probability assigned to the longer-term liquidity event scenario was reduced to 35%. The Company applied a DLOM of 10% to the value derived from the IPO scenario and a DLOM of 25% to the value derived from the longer-term liquidity scenario. In summary, the increase in the estimated per share value of the Company’s common value between February 1, 2021 and March 31, 2021 was primarily driven by (1) the increase in the probability applied to the IPO scenario due to the occurrence of the organizational kickoff meeting in March 2021 and commencement of S-1 drafting sessions, (2) consideration of the pricing of recent secondary transactions at higher valuations since the last valuation date, (3) the decrease in the estimated time to an IPO or longer-term liquidity event, (4) a strong finish to the first quarter of 2021, as reflected in its 41% growth in GPV as compared to the first quarter of 2020 and 86% growth in ARR as compared to the first quarter of 2020, and (5) an increase in the enterprise values and related multiples of the guideline public companies over the period.

The Board or a committee thereof relied, in part, on the results of the March 31, 2021 valuation in its determination of the fair market value of $104.72 per share as of April 28, 2021 and June 2, 2021, respectively, when it granted: (1) options for the purchase of 151,950 shares and 178,885 restricted stock units on April 28, 2021 and (2)

Securities and Exchange Commission August 27, 2021 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC

options for the purchase of 101,250 shares and 280,600 restricted stock units on June 2, 2021. Between March 31, 2021 and June 2, 2021, the Company continued to operate its business in the ordinary course and there were no significant developments in its business, the restaurant industry as a whole, or other relevant factors that would impact the determination of the fair market value of the Company’s common stock. As a result, the Board determined that the fair market value of the Company’s common stock remained at $104.72 per share from March 31, 2021 to each of the April 28, 2021 and June 2, 2021 grant dates, respectively.

June 21, 2021

As of June 21, 2021, the Company continued its pursuit of a potential IPO. In addition, from May 11, 2021 to June 1, 2021, existing holders of the Company’s common stock and preferred stock engaged in various secondary transactions and sold 1,256,535 shares of common stock and preferred stock to institutional buyers. On June 8, 2021 the Company issued an aggregate of 113,880 shares of common stock to certain stockholders of xtraCHEF, Inc. as partial consideration for the acquisition of xtraCHEF, Inc. The weighted average price for the Company’s common stock in these transactions aggregate to $157.28. The pricing of these transactions was considered in estimating the Company’s overall equity value in the IPO scenario. The Company determined the fair value of its common stock to be $130.46 as of June 21, 2021, using a hybrid method, which employed a combination of the PWERM and the OPM (the “June Valuation”). In the June Valuation, two scenarios were considered: (i) an IPO scenario and (ii) a longer-term liquidity scenario in which the IPO did not materialize. In the IPO scenario, the Company’s pre-money equity valuation was estimated at $19.5 billion, based on secondary transactions in the Company’s preferred stock and common stock as well as consideration of public company trading multiples of various guideline public companies. This equity value was then allocated among the various classes of the Company’s capital stock on an as-if converted basis, following the terms of the Company’s certificate of incorporation, resulting in a value per share of common stock of $170.03, without giving effect to the DLOM described below. In the longer-term liquidity scenario, the income approach (a DCF method) was used to estimate the Company’s overall equity value at approximately $6.8 billion, and this equity value was allocated among the various classes of the Company’s capital stock using the OPM. The assumed timing of the anticipated IPO was reduced to 0.3 years from the valuation date, and the assumed timing of a longer-term liquidity event, should the IPO not occur, was reduced to 2.24 years from the valuation date. The probability assigned to the IPO scenario was increased to 75%, whereas the probability assigned to the longer-term liquidity event scenario was reduced to 25%. The Company applied a DLOM of 7.5% to the value derived from the IPO scenario and a DLOM of 20% to the value derived from the longer-term liquidity scenario. In summary, the increase in the estimated per share value of the Company’s common stock between March 31, 2021 and June 21, 2021 was primarily driven by (1) the increase in the probability applied to the IPO scenario due to the confidential submission of a Draft Registration Statement on April 30, 2021, (2) consideration of the pricing of recent secondary and acquisition transactions at higher valuations since the last valuation date, (3) the decrease in the estimated time to an IPO or longer-term liquidity event, (4) continued growth both year-over-year and quarter-over-quarter in GPV and ARR, two of the Company’s key business metrics, and (5) an increase in the enterprise values and related multiples of the guideline public companies over the period.

The Board or a committee thereof relied, in part, on the results of the June 21, 2021 valuation in its determination of the fair market value of $130.46 per share as of July 28, 2021, August 9, 2021, and August 13, 2021, respectively, when it granted: (1) options for the purchase of 157,250 shares and 448,350 restricted stock units on July 28, 2021, (2) 400,250 restricted stock units on August 9, 2021, and (3) 284,205 restricted stock units on August 13, 2021. Between June 21, 2021 and August 13, 2021, the Company continued to operate its business in the ordinary course and there were no significant developments in its business, the restaurant industry as a whole, or other relevant factors that would impact the determination of the fair market value of the Company’s common stock. As a result, the Board determined that the fair market value of the Company’s common stock remained at $130.46 per share from June 21, 2021 to each of the July 28, 2021, August 9, 2021, and August 13, 2021 grant dates, respectively.

Comparison of Most Recent Valuation and the Preliminary Midpoint Price

As noted above, the Preliminary Price Range is between $[****]4 to $[****]5 per share of Class A common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Pricing Committee of the Board, and the Lead Underwriters. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board.

[4]	[****]–Confidential Treatment Requested by Toast, Inc.
[5]	[****]–Confidential Treatment Requested by Toast, Inc.

Securities and Exchange Commission August 27, 2021 Page 9	CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC

The Company believes the principal factors that contributed to the $[****]6 per share difference between $[****]7, the Preliminary Midpoint Price, and $130.46, the per share fair value of the Company’s Class A common stock derived in its June Valuation, were as follows:

•	The Preliminary Price Range took into account the recent performance and valuations of public companies that the Lead Underwriters expect will be viewed by investors as comparable to the Company.

•

The Preliminary Price Range took into account the fact that a number of technology companies have either completed or made public filings for their initial public offerings, suggesting a favorable market for companies that are similar to the Company in executing and completing initial public offerings.

•

The Company has taken several additional steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging additional underwriters, and publicly filing the Registration Statement with the Commission.

•

The Preliminary Price Range represents a future price for shares of the Company’s Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of the grant dates described above appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability.

•

Unlike the valuation methodologies used in the June Valuation, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as the Company remaining as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the June Valuation weighted the probability of an IPO at 75% because the probability of consummating a successful IPO was far from certain at that time, in light of (i) the uncertainty in the capital markets as a result of the COVID-19 pandemic and (ii) the remaining possibility for a longer-term liquidity scenario. Specifically, the Company notes that the IPO scenario in the June Valuation derived a value per share of the Company’s common stock of $170.03 per share (on a public company, marketable basis), and a value per share of $157.28, after giving effect to a 7.5% DLOM, which are consistent with the Preliminary Price Range.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s common stock, which is reflected in the Preliminary Price Range.

[6]	[****]–Confidential Treatment Requested by Toast, Inc.
[7]	[****]–Confidential Treatment Requested by Toast, Inc.

Securities and Exchange Commission August 27, 2021 Page 10	CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC

Conclusion

The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company believes that the fair values determined by the Board for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value at each valuation date.

*****

Securities and Exchange Commission August 27, 2021 Page 11	CONFIDENTIAL TREATMENT REQUESTED BY TOAST, INC

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (617) 570-1406 or gkatz@goodwinlaw.com.

Sincerely,

Goodwin Procter LLP

/s/ Gregg L. Katz
Gregg L. Katz

cc:	Christopher P. Comparato, Toast, Inc.
Brian R. Elworthy, Esq., Toast, Inc.
Mark T. Bettencourt, Esq., Goodwin Procter LLP
Andrew R. Pusar, Esq., Goodwin Procter LLP
John L. Savva, Esq., Sullivan & Cromwell LLP